SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*

                             KYSOR INDUSTRIAL CORPORATION
                                   (Name of Issuer)

                              Common Stock, $1 par value
                            (Title of Class of Securities)

                                     501566 10 3
                                    (CUSIP Number)

          Brian Deuby, Vice President, Old Kent Bank and Trust Company, One Vandenberg Center, Grand Rapids, MI 49503 (616) 771-5249
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

     This amendment is filed solely for the purpose of updating information contained in the Schedule 13D, as amended, on file with the Commission
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with the statement _____.
     (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     CUSIP NO. 501566 10 3               13D
     ___________________________________________________________________________
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Kysor Industrial Corporation Employee Stock Ownership Trust
     ___________________________________________________________________________
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) ___
                                                                         (b) ___
     ___________________________________________________________________________
     3    SEC USE ONLY
     ___________________________________________________________________________
     4    SOURCE OF FUNDS
                         SC
     ___________________________________________________________________________
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         ___
     ___________________________________________________________________________
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
                         Michigan
     ___________________________________________________________________________
                    7    SOLE VOTING POWER
     NUMBER OF
     SHARES     ________________________________________________________________
     BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY
     EACH       ________________________________________________________________
     REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON              1,146,149 (1) (Includes shares as to which beneficial
     WITH                ownership is disclaimed)
                ________________________________________________________________
                    10   SHARED DISPOSITIVE POWER
     ___________________________________________________________________________
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,146,149 (1) (Includes shares as to which beneficial ownership is disclaimed)
     ___________________________________________________________________________
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                           ____
     ___________________________________________________________________________
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               18.2%
     ___________________________________________________________________________
     14   TYPE OF REPORTING PERSON
               EP
     ___________________________________________________________________________
     (1) Under the terms of the instruments establishing the Kysor Industrial Corporation Employee Stock Ownership Plan and Trust, the Trustee has sole investment authority over the shares, but this authority is subject to the provisions of the Plan and Trust, including the requirement that the Plan invest primarily in employer stock. Accordingly, the Plan and Trust have little, if any, practical power to dispose of the shares that are the subject matter of this Statement. See Item 5.
                                         -2-

                             KYSOR INDUSTRIAL CORPORATION
                            EMPLOYEE STOCK OWNERSHIP TRUST

                           AMENDMENT NO. 2 TO SCHEDULE 13D

               The Kysor Industrial Corporation Employee Stock Ownership Trust (the "Trust"), by Old Kent Bank and Trust Company, its Trustee, (the "Trustee") has filed this Amendment No. 2 to Schedule 13D for the purpose of providing complete and accurate public information. The Trust and the Trustee disclaim beneficial ownership of the subject shares and hereby expressly declare that the filing of this Amendment No. 2 to Schedule 13D shall not be construed as an admission that either the Trust or the Trustee is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement or required to file this Statement.

               This Amendment No. 2 is filed for the purpose of providing a periodic update of the information previously reported. It should not be inferred from this amendment that there has been a material change in the information previously reported.

               Although this Amendment No. 2 is filed to update only that information required in response to Item 5 of Schedule 13D, the
     Schedule 13D, as amended, is restated in its entirety pursuant to
     Item 101(a)(2)(ii) of Regulation S-T. Previously filed paper exhibits are not refiled in electronic format as part of this filing.


     Item 1.   Security and Issuer.

               The title of the class of equity securities to which this Statement relates is shares of Common Stock, $1.00 par value per share (the "Common Stock"), of Kysor Industrial Corporation, a Michigan corporation ("Kysor" or the "Issuer"). The address of the principal executive offices of the Issuer is One Madison Avenue, Cadillac, Michigan 49601.


     Item 2.   Identity and Background.

               The person filing this Statement is the Kysor Industrial Corporation Employee Stock Ownership Trust (the "Trust"), which was created as part of the restatement of the Kysor Industrial Corporation Administrative Employee Stock Ownership Plan (the "Plan"), originally adopted on August 23, 1985, effective January 1, 1985. The Plan was amended and restated under its current title effective January 1, 1989, and the trust provisions that were formerly a part of the Plan were separated from the Plan effective on that date and are now stated in the Trust. The Plan and Trust have been organized under the laws of the state of Michigan.

               The principal business of the Plan and Trust is to provide benefits to qualified employees of Kysor Industrial Corporation and their beneficiaries. The address of the Plan and Trust and its principal place of business is One Vandenberg Center, Grand Rapids, Michigan 49503. Old Kent Bank and Trust Company, a Michigan banking corporation, serves as Trustee of the Trust (the "Trustee"). The address of the Trustee is One Vandenberg Center, Grand Rapids, Michigan 49503.

               Neither the Trust nor the Trustee have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     Item 3.   Source and Amount of Funds or Other Consideration.

               On February 24, 1989, the Trust purchased from Kysor Industrial Corporation 820,513 shares of Series A Convertible Voting Preferred Stock (the "Series A Preferred Stock"), for a purchase price of $24.375 per share. The aggregate purchase price for the Series A Preferred Stock was $20,000,000. The purchase by the Plan was financed by the sale by the Company of a $20,000,000 unsecured Senior ESOP Note to a qualified ESOP lender (an insurance company), the proceeds of which were loaned to the Plan by Kysor pursuant to the terms of a certain Exempt Loan Agreement dated February 24, 1989. The Senior ESOP Note was sold pursuant to a Note Agreement dated as of February 24, 1989, covering $20,000,000 8.36% Senior ESOP Notes due January 29, 2004. The Note Agreement provides for the adjustment of the interest rate under specified circumstances, mandatory prepayment beginning in 1996, and optional prepayments subject to a premium.

               Holders of the Series A Preferred Stock have voting rights per share of the Series A Preferred Stock equal to the number of shares of Common Stock into which each share of Series A Preferred Stock could be voluntarily converted on the record date for any vote, taking into account for this purpose fractional shares of Common Stock for which Kysor would make a cash payment if conversion actually occurred (i.e., one vote per share of Series A Preferred Stock, subject to certain antidilution adjustments).

               The Trustee, on behalf of the Plan and Trust, has granted to Kysor Industrial Corporation a continuing security interest in all of the Series A Preferred Shares, and has pledged all such Series A Preferred Shares held by the Plan and Trust as collateral for the purpose of securing the payment and performance of all obligations and indebtedness of the Trustee, on behalf of the Trust, under the Exempt Loan Agreement dated February 24, 1989, between the Trust and Kysor Industrial Corporation.

     Item 4.   Purpose of Transaction.

               The purpose of the Plan and Trust in acquiring these securities of the Issuer was to provide benefits for qualified employees of Kysor Industrial Corporation and their beneficiaries. The Plan creates a benefit for Kysor employees that will build up over the term of the employees' employment with Kysor. The shares are required to be distributed to qualified employees of Kysor Industrial Corporation and their beneficiaries in accordance with Articles V through VII, pages 12 through 38, of the Plan.

               The holders of shares of Series A Preferred Stock will be entitled to receive, when and as declared by the Board of Directors of Kysor Industrial Corporation out of funds legally available for the payment of dividends, cumulative cash dividends in the amount of $1.95 per share per annum. A description of these dividend rights is contained in the Certificate of Designations, Rights and Preferences of Series A Convertible Voting Preferred Stock of Kysor Industrial Corporation, filed as Exhibit A to the Form 8-K Current Report of Kysor Industrial Corporation with the Securities and Exchange Commission on March 1, 1989. Other than receiving this dividend, the reporting person has no plan or proposal which would relate to or result in a material change in the present capitalization or dividend policy of the Issuer.

               Except as set forth in this Item 4, neither the Trust nor the Trustee has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


     Item 5.   Interest in Securities of the Issuer.

               As of April 22, 1994, the Trust held 337,669 shares of Common Stock and 808,480 shares of Series A Preferred Stock, which were then convertible into 808,480 shares of Common Stock. If the shares of Series A Preferred Stock were fully converted as of April 22, 1994, the Trust would hold 1,146,149 shares of Common Stock, which would represent 18.2% of the Common Stock of Kysor that would then be outstanding, based on the 5,495,809 shares of Common Stock of Kysor reported as outstanding as of March 1, 1994, in its Annual Report on Form 10-K for its fiscal year ended December 31, 1993.

               Any holder of Series A Preferred Stock can convert that stock to Common Stock of the Company at any time, except that if the Series A Preferred Stock has previously been called for redemption, then the right to convert will terminate at the close of business on the date two business days prior to the date fixed for redemption of the stock. The Series A Preferred Stock may be converted into fully paid and nonassessable shares of Common Stock, in a number equal to $24.375 divided by the Conversion Price then in effect. The Conversion Price shall initially be $24.375, and will be adjusted in response to any stock dividends, stock splits, combinations of shares, or upon the occurrence of other specified events.

     No fractional shares of Common Stock will be issued upon conversion; instead, the Company will pay a cash adjustment for any fractional interest remaining after the number of full shares of Common Stock issuable by the Company is computed on the basis of the aggregate number of shares of the Series A Preferred Stock surrendered by the individual. Shares of Series A Preferred Stock may not be held other than by the trustee of the Plan or another employee benefit plan of the Company, and will convert automatically to Common Stock upon transfer to any other holder.

               Each share of Common Stock issued upon conversion of the Series A Preferred Stock will be accompanied by one Common Share Purchase Right, issued pursuant to a Rights Agreement dated as of April 28, 1986, as amended, between the Company and National Bank of Detroit, unless such Rights are earlier redeemed or expire.

               The Trustee is required to vote all shares of stock of Kysor Industrial Corporation held by the Plan and Trust in accordance with directions received from participants in the Plan. Each Plan participant has the right to direct the Trustee as to the manner in which all Kysor stock allocated to the participant's account, including fractional shares, shall be voted. Allocated shares held in TRASOP Accounts under the Plan for which directions are not received may not be voted. All other shares of allocated stock for which directions are not received, and all unallocated shares of Kysor stock held by the Plan, are required to be voted in every instance as directed by the Plan participants. If such directions to vote unallocated shares or nondirected allocated shares are ever precluded by law or judicial decision, such shares shall be voted in the same proportions in which the participants who directed the Trustee to vote directed the vote of their allocated shares. The method by which participants can direct the voting of shares is specified in Section 9.2 and 9.3 of the Plan, pages 45 through 47, and in Section 4.4 of the Trust, pages 12 through 13.

               Subject to the security interest in the shares of Series A Preferred Stock described in Item 3 above, the Trustee has sole and complete authority and responsibility for the investment, management, and control of the stock held by the Trust. For this reason the Trust is reporting in this Statement that it has sole dispositive power over those shares. However, this authority is subject to the provisions of the Plan and Trust, including the requirement that the Plan invest primarily in employer stock. Accordingly, the Trust has little, if any, power to dispose of the shares as a practical matter. In the event of a tender offer the Trustee has no power to dispose of stock held by the Plan and Trust, except to carry out the exclusive directions of Plan participants.

               During the 60 days preceding April 22, 1994, the Trustee effected the following transactions:

     1. On April 7, 1994, the Trustee sold 11 shares of Common Stock at a price of $16.16 per share through ordinary brokers' transactions;

     2. On April 7, 1994, the Trustee delivered 2,580 shares of Common Stock to the transfer agent for distribution to various terminated Plan participants;

     3. On April 13, 1994, the Trustee converted 1,683 shares of Series A Preferred Stock into 2,480 shares of Common Stock; and

     4. On April 21, 1994, the Trustee delivered 2,315 shares of Common Stock to the transfer agent for distribution to various terminated Plan participants.

     The Trustee did not effect any other transactions in Common Stock or Series A Preferred Stock during the past 60 days. No other person is known to have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of, such securities, other than the beneficiaries of the Plan.


     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               The reporting person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of Kysor Industrial Corporation, other than the agreements with Kysor Industrial Corporation described in this Statement.


     Item 7.   Material to be Filed as Exhibits.

               The following documents are attached as Exhibits:

               Exhibit A - Kysor Industrial Corporation Employee Stock Ownership Plan.

               Exhibit B - Kysor Industrial Corporation Employee Stock Ownership Trust.

               Exhibit C - Exempt Loan Agreement dated February 24, 1989, between Kysor Industrial Corporation and Old Kent Bank and Trust Company, as Trustee of the Kysor Industrial Corporation Employee Stock Ownership Trust, established as part of the Kysor Industrial Corporation Employee Stock Ownership Plan.

               Exhibit D - Series A Preferred Stock Purchase Agreement dated February 24, 1989, between Kysor Industrial
               Corporation and Old Kent Bank and Trust Company, as Trustee of the Kysor Industrial Corporation Employee Stock Ownership Trust, established as part of the Kysor Industrial
               Corporation Employee Stock Ownership Plan.

               Exhibit E - Certificate of Designations, Rights and Preferences of the Series A Convertible Voting Preferred Stock, stated value $24.375 per share, of Kysor Industrial Corporation, filed with the Michigan Department of Commerce
               - Corporation and Securities Bureau - on February 24, 1989.


                                      Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              KYSOR INDUSTRIAL CORPORATION
                              EMPLOYEE STOCK OWNERSHIP PLAN
                              By Old Kent Bank and Trust Company, Trustee


                              /s/ Brian T. Deuby
                              Brian T. Deuby
                              Vice President

     Date:  April 26, 1994